EXHIBIT 99.1

# News Release



**Contact:** Corporate Communications
**Phone:** (713) 324-5080
**Address:** 1600 Smith Street, Houston, TX 77002

## EXPRESSJET REPORTS JANUARY 2003 PERFORMANCE

HOUSTON, Feb. 3, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in January 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 327.8 million revenue passenger miles (RPMs), up 25.5 percent versus January 2002, and 42,650 block hours, compared with 41,998 block hours in January 2002. Capacity increased 20.9 percent to 581.2 million available seat miles (ASMs) in January 2003, compared with January 2002. ExpressJet's load factor increased to 56.4 percent in January 2003, a record high for the month and a 2.1 point improvement over January 2002.

Also in January, ExpressJet accomplished a 99.5 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.7 percent. These figures include cancellations resulting from the worldwide computer worm attack on Jan. 25. In January 2002, ExpressJet's controllable completion factor was 99.8 percent and its total completion factor was 98.9 percent.

*Air Transport World*, the airline industry's leading trade publication, announced in January that ExpressJet was selected as the magazine's 2003 Regional Airline of the Year, citing the airline's "superb operational and financial performance" through a period of significant growth. ExpressJet continued its fleet expansion in January with the delivery of four regional jets, closing the month with a total operating fleet of 192 aircraft.

ExpressJet Airlines employs more than 5,600 people and provides Continental Airlines with all of its regional jet airline capacity at its hub airports in New York/Newark, Houston and Cleveland with approximately 1,000 daily departures and service to 114 cities in 35 states, the District of Columbia, Mexico and Canada. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

-more-

## PRELIMINARY TRAFFIC RESULTS

| JANUARY | 2003 | 2002 | Change |
|---|---|---|---|
| Revenue Passenger Miles (000) | 327,774 | 261,115 | 25.5 Percent |
| Available Seat Miles (000) | 581,201 | 480,841 | 20.9 Percent |
| Passenger Load Factor | 56.4 Percent | 54.3 Percent | 2.1 Points |
| Block Hours | 42,650 | 41,998 | (1.6) Percent |

###